UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-6402-1
THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 29, 2009

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2008	2007
Investments:
Pooled separate accounts	$196,322,294	$193,580,938
SCI common stock fund	28,038,935	80,084,157
Interest-bearing cash	2,084,102	4,057,780
Self-directed accounts	344,560	378,490
Participant loans	13,245,357	11,346,782

Total investments	240,035,248	289,448,147

Total assets	240,035,248	289,448,147

Liabilities:

Securities purchased	684,935	0

Excess contributions payable	1,398,278	945,613

Net assets available for benefits	$237,952,035	$288,502,534

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2008
Additions (reductions) to net assets attributed to:
Contributions:
Employer cash	$18,254,351
Participants	25,082,520
Rollovers from other qualified plans	941,096

Total contributions	44,277,967

Investment income (loss):
Dividend and interest income	1,928,862
Net depreciation in the fair value of pooled separate accounts	(50,669,207)
Net depreciation in the fair value of SCI common stock fund	(49,952,248)
Realized loss on sale of SCI common stock	(738,159)
Net depreciation in the fair value of self-directed accounts	(228,379)

Total investment income (loss)	(99,659,131)

Total reductions	(55,381,164)

Deductions from net assets attributed to:
Distributions to participants	31,549,610
Administrative expenses	299,790

Total deductions	31,849,400

Transfer from Alderwoods Group 401(k) Retirement Plan	36,680,065

Net decrease	(50,550,499)

Net assets available at the beginning of the period	288,502,534

Net assets available at the end of the period	$237,952,035

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
1. Plan Description
General
The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI, the Company or the Plan Administrator) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company (Mass Mutual) and participant accounts are maintained by MassMutual Retirement Services. State Street Bank and Trust Company (State Street) serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation, or up to the maximum allowed under the guidance established by the Internal Revenue Service. For the year ended December 31, 2008, individual participant contributions were limited to $15,500. An additional catch-up contribution of $5,000 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary contributions made by the Company for the year ended December 31, 2008.
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participant. Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances applied to reduce employer contributions amounted to $669,682 for the year ended December 31, 2008.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Vesting
Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. Loans are secured by the balance in the participants’ account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
Subsequent Events
In January 2009, the account balances of the Rose Hills Company 401(k) Savings Plan were transferred into the Plan as the result of a merger. A total of $14,671,961 was transferred to the Plan. All eligible participants of the Rose Hills Company 401(k) Savings Plan are credited with years of service with the Rose Hills Company for vesting purposes under the Plan.
2. Summary of Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for information regarding Fair Value Measurements).
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation or depreciation in market value attributable to such account during each plan year. State Street Global Markets is the asset custodian for the self-directed investment accounts.
Net appreciation or depreciation in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation or depreciation. Each investment fund’s appreciation or depreciation is allocated to participants based upon their proportionate share of assets in each investment fund.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expense
Administrative expenses represent record keeping fees paid to Mass Mutual. Legal and audit fees are paid by SCI.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
3. Investments
Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,	December 31,
	2008	2007
MassMutual Select Large Cap Value Fund	14,643,967	23,054,586
MassMutual Small Capital Growth Equity Fund	*	20,216,786
MassMutual Select Overseas Fund	13,034,733	23,711,876
MassMutual Premier Capital Appreciation Fund	12,198,389	17,840,766
MassMutual Stable Return II Fund	80,716,162	61,099,166
MassMutual Total Return Fund	24,274,777	*
SCI Common Stock Fund	28,038,935	80,084,157
Loans with interest rates of 4.25% to 10.25%	13,245,357	*

*	Amount is less than 5% of net assets available for Plan benefits.
4. Fair Value Measurements
Financial Instruments Recorded at Fair Value
Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are described below:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical financial instruments in active markets that the Plan has the ability to access.

•	Level 2 — Other significant observable inputs (including quoted prices in active markets for similar financial instruments), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instruments.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the financial instruments. The fair value of Level 3 financial instruments is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
The financial instruments’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
•     Participant loans are valued at amortized cost, which approximates fair value.
•     The underlying investments held in pooled separate accounts, SCI common stock fund, self-directed accounts and interest-bearing cash are valued at the net asset value of units held by the Plan at year end.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The fair value of the Plan’s assets are categorized as follows at December 31, 2008:

	Level 1	Level 2	Level 3	Total

Pooled Separate Accounts	$—	$196,322,294	$—	$196,322,294
SCI Common Stock Fund	—	28,038,935	—	28,038,935
Interest Bearing Cash	—	2,084,102	—	2,084,102
Self-Directed Accounts	—	344,560	—	344,560
Participant Loans	—	—	13,245,357	13,245,357

Total Plan Assets at Fair Value	$—	$226,789,891	$13,245,357	$240,035,248

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, as of January 1, 2008	$11,346,782
Loan Issuances	8,742,287
Loan Repayments	(6,662,287)
Deemed Distributions	(181,425)

Balance, as of December 31, 2008	$13,245,357

5. Excess Contributions
Benefit distributions of $31,549,610 for the plan year ended December 31, 2008 include payments of $1,398,278 owed to certain active participants and SCI to return to the excess deferral and matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the Plan’s Statement of Net Assets Available For Benefits as excess contribution payable at December 31, 2008. The excess contributions were refunded to certain participants and the Plan Sponsor in May, 2009.
6. Income Taxes
A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
7. Transfer from Alderwoods Group 401(k) Retirement Plan
In January 2008, the account balances of the Alderwoods 401(k) Plan were transferred into the Plan as the result of a merger. A total of $36,680,065 was transferred to the Plan. All eligible participants of the Alderwoods 401(k) Plan are credited with years of service with the Alderwoods Group for vesting purposes under the Plan.
8. Plan Amendment
Effective January 1, 2008, the Company amended the Plan to change employer matching contribution as follows:

Participant’s Total Service Years	Matching Percentage	Limit
0-5	75%	up to 6%
6-10	100%	up to 6%
11 or more	125%	up to 6%
9. Party-in-Interest
The Plan invests in various funds offered by Mass Mutual and State Street. These investments are considered party-in-interest transactions because Mass Mutual and State Street serve as Trustees for the Plan. The Plan Administrator has approved of these investment options.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2008
EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor or
	similar party	Description of investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Company Value Fund	**	$9,772,811
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Large Cap Value Fund	**	14,643,967
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Cap Growth Equity Fund	**	10,647,021
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Overseas Fund	**	13,034,733
*	Massachusetts Mutual Life Insurance Co	MassMutual Premier Capital Appreciation Fund	**	12,198,389
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Return II Fund	**	80,716,162
*	Massachusetts Mutual Life Insurance Co	MassMutual Total Return Fund	**	24,274,777
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2010 Fund	**	5,723,304
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2020 Fund	**	9,614,852
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2030 Fund	**	4,506,260
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2040 Fund	**	2,749,829
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2050 Fund	**	616,433
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement Income Fund	**	3,212,612
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Indexed Equity Fund	**	4,593,267
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market	**	17,877
*	State Street Global Markets	Self-Directed Accounts	**	344,560
*	Service Corporation International	SCI Common Stock Fund	**	28,038,935
*	State Street Bank & Trust Company	Interest-Bearing Cash	**	2,084,102
*	Participant Loans	Loans with interest rates of 4.25% to 10.25%	-0-	13,245,357

				$240,035,248

*	Party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan
Date: June 30, 2009	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.
	By:	/s/ Jane Jones
Vice President of Human Resources